EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Products Awarded Top Assessment
From Wal-Mart for Second Consecutive Year

     HUIZHOU, Guangdong, China, Aug 23 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone Inc. (Nasdaq: XING), today announced that Huizhou Qiao Xing Famous Science & Technology Co., Ltd. (“HQFST”) has once again received a ‘Top Rating’ assessment from Wal-Mart (NYSE: WLT), who carried out the annual factory certification audit in June.

     HQFST is a designated subcontractor of XING, which designs and manufactures, for XING, different types of corded and cordless indoor telephones, fax machines, “WuXianTong” (Fixed Wireless Phones) and intercoms for mostly export purposes. On 6th June 2003, HQFST was granted the “Green Assessment” for the first time.

     Mr. Wu Rui Lin, Chairman of XING, said, “This continual recognition from Wal-Mart confirms our ability to work in close partnership with importers to meet stringent requirements imposed by demanding overseas customers. Now that we are established in the local PRC market, we will intensify our effort to expand into the international market, which is barely tapped as a source of revenue growth.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE	Qiao Xing Universal Telephone, Inc.
-0-	08/23/2004
/CONTACT:	Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
/Web Site:	http://www.cosun-xing.com /(XING)